STRALEM FUND

October 22, 2015
FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Stralem Fund (the "Trust")
File Nos. 811-01920 and 002-34277

Ladies and Gentlemen:

Mr. Chad Ecskildsen of the Commission's staff (the "Staff") contacted us to provide comments on the Trust's Form N-CSR for the fiscal year ended October 31, 2014.  The following comment was provided and the Trust's response are included below.

1.	COMMENT: Please amend your most recent Form N-PX filing to include the signature of the principal executive officer.

RESPONSE:  The Trust has refilled its most recent Form N-PX in order to include the principal executive officer's signature as required by the Form.

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513-587-3406 if you have any questions.

Very truly yours,

/s/ Wade Bridge

Wade Bridge
Secretary